[redacted]

09057422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830-6086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Peters (203) 618-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

My Commission Expires
May 31, 2013

Marie E. Jean-Pierre
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

MCMAHAN SECURITIES CO. L.P.

December 31, 2008

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2008. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2009

McMahan Securities Co. L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 916,608
Securities owned at fair value	7,372,033
Receivable from clearing broker	3,879,398
Interest and dividends receivable	38,786
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,050,606)	103,629
Investments in related entities	1,526,475
Receivable from related entities	1,065,108
Other	595,006
Total assets	$15,497,043

LIABILITIES AND PARTNERSHIP CAPITAL

Securities sold, not yet purchased, at fair value	$ 3,373,771
Accrued expenses and other	2,081,938
	5,455,709
Commitments	
Partnership capital	18,186,208
Note receivable from limited partner	(8,144,874)
Total partnership capital	10,041,334
Total liabilities and partnership capital	$15,497,043

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2008

NOTE A - ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Partnership is principally engaged in proprietary trading and investment banking activities. The Partnership also introduces institutional customers to correspondent brokers and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2) (ii) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

2. *Cash and Cash Equivalents*

   The Partnership considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. *Securities Transactions*

   Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value.

4. *Fair Value Measurement*

   The Partnership adopted SFAS No. 157, "Fair Value Measurements," as of January 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

NOTE B (continued)

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by SFAS No. 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The valuation of the Partnership's securities positions by the SFAS No. 157 fair value hierarchy levels as of December 31, 2008, is provided under Note E.

5. *Furniture, Fixtures, Office Equipment, and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

NOTE B (continued)

6. *Investments in related entities*

Investments in related entities are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

8. *Summary of Recent Accounting Pronouncements*

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions. The Partnership does not believe the adoption of FIN 48 will have a material impact on its financial statements.

NOTE C - INCOME TAXES

No provision has been made for income taxes, since these taxes are the responsibility of the individual partners.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Partnership conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

NOTE E - FAIR VALUE MEASUREMENT

The following table summarizes the valuation of the Partnership's securities positions by the SFAS No. 157 fair value hierarchy levels, as mentioned in Note B, as of December 31, 2008:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
Convertible bonds	$ -	$7,063,330	$ -	$7,063,330
Equity securities	213,186	59,179		272,365
Listed options	-	36,338	-	36,338
Investment in related entities	-	-	1,526,475	1,526,475
	$ 213,186	$7,158,847	$1,526,475	$8,898,508
Liabilities				
Securities sold, not yet purchased				
Convertible bonds	$ -	$ 216,868	$ -	$ 216,868
Equity securities	3,016,742	85,014		3,101,756
Listed options	-	55,147	-	55,147
	$3,016,742	$ 357,029	$ -	$3,373,771

NOTE E (continued)

The following table summarizes the changes in level 3 assets measured at fair value for the year ended December 31, 2008:

Assets	Beginning balance December 31, 2007	Purchase and (sales)	Realized and unrealized gains (losses)	Ending balance December 31, 2008
Investment in related entities	$5,217,988	$(2,900,612)	$(790,901)	$1,526,475
	$5,217,988	$(2,900,612)	$(790,901)	$1,526,475

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (Rule 15c3-3). At December 31, 2008, the Partnership had net capital of $5,584,950, which exceeded its requirement of $250,000 by $5,334,950.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

NOTE G (continued)

Although the Partnership clears its customer transactions through another broker-dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss. However, the transactions are fully collateralized by the underlying security.

NOTE H - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a noncancellable lease for office space, which expires on March 31, 2011. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Year ending December 31,	
2009	$ 974,153
2010	974,153
2011	243,539
	$2,191,845

Legal Matters

In the ordinary course of business, the Partnership has been named as a defendant in certain legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial condition of the Partnership.

NOTE I - 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan. For the year ended December 31, 2008, the Partnership did not make any contributions to the Plan.

NOTE J - RELATED PARTY TRANSACTIONS

1. *Administrative and employee costs*

   The Partnership is reimbursed for certain administrative and employee costs incurred on behalf of related entities. The Partnership has a receivable for these costs of $1,065,108 at December 31, 2008, which is included in the statement of financial condition.

2. *Note receivable from limited partner*

   The Partnership has a note receivable from a limited partner of $8,144,874 as of December 31, 2008. The note is presented as a reduction of partnership capital, bears interest at 6.5% per year, and is due on 6/6/2012. Interest income of $294,874 was recognized for the year ended December 31, 2008 on this note.

3. *Investments in related entities*

   The Partnership has investments in certain related entities consisting of investment partnerships. These investment partnerships principally invest in securities accounted for at fair value. Accordingly, the Partnership records its investments in these related entities based on its proportionate share of net assets and of investment income or losses.

4. *Sublease income*

   The Partnership had rental income from a not-for-profit entity that is considered a related party of $71,850 for the year ended December 31, 2008.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

MCMAHAN SECURITIES CO., L.P.

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
McMahan Securities Co., L.P.

In planning and performing our audit of the financial statements of McMahan Securities Co., L.P. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Partnership's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2009

Grant Thornton